                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended December 29, 2000

[_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from    to

     Commission file numbers 2-98306 and 33-13066

A.   Full title of the plan:

                   COMMONWEALTH TELEPHONE ENTERPRISES, INC.
                           THE COMMON-WEALTH BUILDER

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   Commonwealth Telephone Enterprises, Inc.

                                 100 CTE Drive
                       Dallas, Pennsylvania, 18612-9774

     Commonwealth Telephone
     Enterprises, Inc.
     The Common-Wealth Builder

     Financial Statements as of December 29, 2000 and 1999 and for the Year Ended December 29, 2000 and Supplemental Schedule for the Year Ended December 29, 2000

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Index to the Financial Statements
and Supplemental Schedules
December 29, 2000 and 1999
--------------------------------------------------------------------------

                                                                   Page(s)
Report of Independent Accountants                                     1

Financial Statements:
 Statements of Net Assets Available for Benefits                      2
 Statement of Changes in Net Assets Available for Benefits            3
 Notes to Financial Statements                                      4-11

Supplemental Schedule:
 Schedule H, Item 4(i)* - Schedule of Assets (Held at end of Year)   12



*Refer to item numbers in Form 5500 (Annual Return/Report of Employee Benefit
 Plan) for the plan periods ended December 29, 2000, which items are incorporated herein by reference.

                       Report of Independent Accountants


To the Participants and Administrator of Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Commonwealth Telephone Enterprises, Inc. The Common-Wealth Builder (the "Plan") at December 29, 2000 and 1999 and the changes in net assets available for benefits for the year ended December 29, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 27, 2001

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Statements of Net Assets Available for Benefits
December 29, 2000 and 1999
--------------------------------------------------------------------------------

                                                     2000           1999

                               Assets

Investments (see Note 3)                          $27,843,990    $30,658,042
Receivables:
   Employer contributions                              39,605         72,638
   Participant contributions                           90,986        162,242
   Dividends                                                -         74,850
                                                  -----------    -----------
Net assets available for benefits                 $27,974,581    $30,967,772
                                                  ===========    ===========

  The accompanying notes are an integral part of these financial statements.

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 29, 2000
--------------------------------------------------------------------------------

Additions to net assets attributed to:
   Investment income:
     Net depreciation in fair market value of investments                   $   (5,647,818)
     Interest/dividends                                                            524,802
   Contributions:
     Employer                                                                    1,137,238
     Participants                                                                3,081,540
   Transfer of assets from other plans                                               7,191
                                                                            --------------
     Total additions                                                              (897,047)
                                                                            -------------
Deductions:
   Benefits paid to participants                                                 2,095,394
   Administrative fees                                                                 750
                                                                            --------------
     Total deductions                                                            2,096,144
                                                                            --------------
Decrease in net assets available for benefits                                   (2,993,191)

Net assets available for benefits:
   Beginning of year                                                            30,967,772
                                                                            --------------
   End of year                                                              $   27,974,581
                                                                            --------------

  The accompanying notes are an integral part of these financial statements.

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Notes to Financial Statements
December 29, 2000 and 1999
--------------------------------------------------------------------------------

1. Description of Plan

   The following brief description of Commonwealth Telephone Enterprises, Inc. The Common-Wealth Builder (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General
   The Plan is a defined contribution plan covering substantially all employees who are not covered by collective bargaining agreements of Commonwealth Telephone Enterprises, Inc. and its subsidiaries (the "Company" or "CTE"), and who have attained the age of twenty-one and have three months of enlisted service. Effective July 1, 2000, the Plan changed trustees from Merrill Lynch to Dreyfus Retirement Services. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

   The Plan Agreement was amended on December 29, 1999 to change the Plan Year to be a twelve consecutive month period beginning each December 30 and ending each December 29. The amendment was effective December 29, 1999.

   Contributions
   Participants in the Plan may contribute between 1% and 15% of their annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes on behalf of each participant an amount not to exceed 3.5% of the participant's compensation during the year. All Company contributions are used to purchase common stock of CTE. Contributions are subject to certain limitations.

   Participants may change salary deferral elections with their applicable payroll cycle. Participants may change investment elections on a daily basis, subject to limitations on CTE stock.

   Participants may direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers ten mutual funds and a CTE common stock fund as investment options for participants.

   Participant's Account
   Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are made in direct proportion to the respective amount in each participant's account. The benefit to which a participant is entitled is the participant's account balance.

   Vesting
   Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions portion of their accounts, plus earnings thereon, is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

   Plan Benefits
   On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum distribution if the value of the participant's account is less than or equal to $5,000. If the value of the participant's account is greater than $5,000, the participant may elect to have their benefit paid out in an annuity.

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Notes to Financial Statements
December 29, 2000 and 1999
--------------------------------------------------------------------------------

   A participant may elect to have the lump-sum distribution paid in cash, CTE common stock or in-kind depending upon the elected fund within which participant contributions were deposited. If a member elects to receive stock, only whole shares are distributed with cash being distributed in lieu of fractional shares.

   Additionally, the Plan permits participants to withdraw a portion or all of their vested account balance. These special distributions include in service distributions and hardship withdrawals. An active participant may request an in service distribution upon attaining age 59 1/2. A hardship withdrawal may be granted to a participant for emergency circumstances as defined by the Plan.

   Participant Loans
   Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from 1-5 years unless the loan is for the purchase of a primary residence, for which the term is 30 years. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus one basis point. Principal and interest is paid ratably through monthly payroll deductions.

   Forfeitured Accounts
   At December 29, 2000 forfeited nonvested accounts totaled $3,729. These accounts will be used to reduce future employer contributions. In 2000, no forfeitures were used to reduce employer contributions.

2. Summary of Significant Accounting Policies

   Basis of Accounting
   The financial statements of the Plan are prepared under the accrual method of accounting.

   Investment Valuation and Income Recognition
   The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The guaranteed investment contracts held in the Merrill Lynch Retirement Preservation Trust Fund and the Dreyfus-Certus Stable Value Fund Class I are valued at fair value. The Company's stock is valued at its quoted market price on the last day of the year. Participant loans are valued at cost which approximates fair value.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Notes to Financial Statements
December 29, 2000 and 1999
--------------------------------------------------------------------------------

   Investments in Common Collective Trust

   The Merrill Lynch Retirement Preservation Trust Fund (the "Trust Fund") for the period January 1, 2000 through June 30, 2000 and the Dreyfus-Certus Stable Value Fund Class I (the "Trust Fund") for the period July 1, 2000 through December 29, 2000 invests in various term guaranteed insurance contracts and maintains a cash reserve balance with all excess funds. The average yield and the weighted average crediting interest rate are based on the underlying contracts.

   The Trust Funds' investment contracts are reported at their estimated fair value. The investment contracts are nontransferable but provide for benefit responsive withdrawals by plan participants at contract value. Benefit responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. In determining fair value, the Plan trustee's valuation committee primarily considers such factors as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, fair value approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The contract value of the Trust Fund at December 29, 2000 and 1999 is $5,594,363 and $5,145,642, respectively.

   The average yield and crediting interest rates were approximately 6.0% for the years ended December 29, 2000 and 1999.

   Expenses of the Plan
   Fees and other costs incurred are paid by the Plan, then allocated to each investment fund.

   Payment of Benefits
   Benefit payments to participants are recorded when paid.

   Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

   Risks and Uncertainties
   The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Notes to Financial Statements
December 29, 2000 and 1999
--------------------------------------------------------------------------------

 3. Investments

    The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                                                December 29,
                                                                                    ------------------------------------
                                                                                        2000                   1999
Investments at fair value:
   Merrill Lynch Retirement Preservation Trust                                       $         -           $  5,145,642
   Merrill Lynch Growth Fund                                                                   -              1,953,328
   Merrill Lynch Capital Fund                                                                  -              2,826,599
   Merrill Lynch Basic Value Fund                                                              -              5,551,630
   Dreyfus - Certas Stable Value Fund                                                  5,594,363                      -
   Dreyfus - Premier Third Century Fund                                                2,325,366                      -
   Dreyfus - Lifetime Growth & Income Fund                                             2,322,055                      -
   Dreyfus - Disciplined Stock Fund                                                    4,372,252                      -
   Dreyfus - Emerging Leaders Fund                                                     1,803,825                      -
   Shares of CTE Common Stock*                                                         9,094,584             12,450,891

During 2000, the Plan's investments, including gains and losses on investments sold, as well as held during the year, depreciated in value by $5,647,818 as follows:

Common Collective Trust                                                                                    $     43,241
All mutual funds                                                                                             (1,268,996)
CTE Stock*                                                                                                   (4,422,063)
                                                                                                           ------------
                                                                                                           $ (5,647,818)
                                                                                                           ============

* Participant and nonparticipant directed

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Notes to Financial Statements
December 29, 2000 and 1999
--------------------------------------------------------------------------------

 4.  Nonparticipant Directed Investments

     Information about the net assets and significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

                                                           December 29,
                                                     ---------------------
                                                        2000       1999
Net assets:
   Common Stock                                      $3,649,455 $4,305,197
                                                     ========== ==========
Changes in net assets:
   Contributions                                                $1,137,238
   Net depreciation in fair value of investments                (1,433,819)
   Benefits paid to participants                                  (333,117)
   Administrative fees                                                (140)
   Interfund transfers                                             (25,904)
                                                                ----------
      Total                                                     $ (655,742)
                                                                ==========

5. Tax Status

   The Internal Revenue Service has determined and informed the Company by a letter dated June 29, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. Plan Termination

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7. Related Party Transactions

   The Plan invests in shares of mutual funds and a collective trust managed by an affiliate of Dreyfus Retirement Services. Effective July 1, 2000, Dreyfus Retirement Services acts as trustee for investments in the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

   Prior to July 1, 2000, certain Plan assets were invested in shares of separate accounts managed by Merrill Lynch. Merrill Lynch was a custodian and recordkeeper as defined by the Plan and, therefore, these investments qualified as party-in-interest and were exempt from the prohibited transaction rules. Fees paid by the plan for the administrative amounted to $750 for the six months ended June 30, 2000.

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Notes to Financial Statements
December 29, 2000 and 1999
--------------------------------------------------------------------------------

   As described in Note 1, participants may elect to purchase common stock of CTE, the Plan Sponsor. During 2000, purchases of $1,138,317 were made, and proceeds of $231,649 were received from sales of CTE's common stock.

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 29, 2000 (unaudited)
--------------------------------------------------------------------------------

                                                                                   Current
   Identity of Issue                      Investment Type                           Value
*Dreyfus                    Common Collective Trust                              $ 5,594,363
 Dreyfus                    S&P 500 Index                                            376,315
                            Emerging Leaders Fund                                  1,803,825
                            Premier Third Century Fund                             2,325,366
                            Lifetime Growth & Income                               2,322,055
                            Disciplined Stock Fund                                 4,372,252
                            Lifetime Growth Fund                                      23,515
                            Lifetime Income Fund                                      61,891

 Janus                      Overseas Fund                                            527,516

 PIMCO                      Total Return Bond Fund                                   477,411

*CTE Common Stock            Shares of Commonwealth Telephone
                               Enterprises, Inc. Common Stock (1)                  9,094,584

*Paticipants' Notes          Participants' loans with interest rates from
                               7.75% to 9.50% with maturity dates from
                               from 2000 to 2028                                     864,897
                                                                                 -----------
                                                  Total                          $27,843,990
                                                                                 ===========

* Party-in-interest

(1) At December 29, 2000, the cost of CTE Common Stock was $8,165,686.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934,the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMONWEALTH TELEPHONE ENTERPRISES, INC.
THE COMMON-WEALTH BUILDER

DATE: June 27, 2001                     By: /s/ Donald P. Cawley
                                            ------------------------
                                            Donald P. Cawley
                                            Senior Vice President and
                                            Chief Accounting Officer

                                   FORM 11-K

                                 EXHIBIT INDEX

EXHIBIT NO.
DESCRIPTION


23  Consent of PricewaterhouseCoopers LLP


                             REQUIRED INFORMATION
       Table of Contents

       Report of Independent Public Accountants
       Statement of Net Assets Available for Benefits
       Statement of Changes in Net Assets Available for Benefits
       Notes to Financial Statements
       Scheduled